United States securities and exchange commission logo





                            June 10, 2024

       Shen Hsu Ming
       Chief Executive Officer
       HCYC Holding Company
       Suite 1008, 10/F., Ocean Centre, Harbour City,
       5 Canton Road, Tsim Sha Tsui, Hong Kong

                                                        Re: HCYC Holding
Company
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted May 13,
2024
                                                            CIK No. 0002006779

       Dear Shen Hsu Ming :

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       General

   1. We note your disclosure that Annexes B through D are included in the filing, but we are unable to locate
them. Please include these annexes in your next amendment.
   2. We note that you disclose throughout the filing that AlphaTime Acquisition Corp.
                                                        consummated its IPO on
January 3, 2023. It appears, however, that the IPO was
                                                        completed on December
30, 2022. Please revise for consistency or advise.
   3. We note that in accordance with Section 5.13 of the Agreement and Plan of Merger
                                                        HCYC's "Disclosure
Schedule sets forth a true, correct and complete list of the model and number of
cryptocurrency miners owned by the Company Group." Please revise your business and summary
section to disclose whether HCYC or any of its subsidiaries are involved in crypto
mining, or advise why the information related to cryptocurrency miners is included in the
merger agreement.
 Shen Hsu Ming
FirstName  LastNameShen
HCYC Holding    Company Hsu Ming
Comapany
June       NameHCYC Holding Company
     10, 2024
June 10,
Page 2 2024 Page 2
FirstName LastName
4. Please include a section entitled enforceability of civil liabilities and disclose that your officers and directors are located in China/Hong Kong and that it may be difficult to impose liability on those individuals.
5. We note that throughout the filing you often describe the industry and your performance using compound annual growth rate ("CAGR"). Because CAGR only represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclosure by also including the annual rates for the periods represented.
6. Please provide support for your disclosure that you are one of "the leading intermediate insurance brokerage companies in Hong Kong."
7. It appears that you are an insurance intermediary and do not underwrite risk for premiums.
         If true, please revise to make that clear in the summary, business, and MD&A sections.
8. Please revise the business combination proposal and the adjournment proposal sections to disclose the quorum required and the voting threshold requirements for each proposals.
Cover Page

9. Please provide prominent disclosure about the legal and operational risks associated with
         being based in or having the majority of the company   s operations in
China. Your
         disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of data security or anti-monopoly concerns, have or may impact
         the company   s ability to conduct its business, accept foreign
investments, or list on a U.S.
         or other foreign exchange. Please disclose the location of your
auditor   s headquarters and
         whether and how the Holding Foreign Companies Accountable Act, as amended by the
         Consolidated Appropriations Act, 2023, and related regulations will affect your company.
         Your summary should address, but not necessarily be limited to, the risks highlighted on the cover page.
10. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and other entities, or to investors, and quantify the amounts where applicable.
Financial Statements Presentation, page 4

11. Please revise to reconcile your disclosures on pages 4, 27, and 87, indicating that the transactions will be accounted for in accordance with IFRS 2 and structured in a way so
         PubCo will be able to prepare and file its financial statements in accordance with
         International Financial Reporting Standards to your disclosure on page 4 indicating that
 Shen Hsu Ming
FirstName  LastNameShen
HCYC Holding    Company Hsu Ming
Comapany
June       NameHCYC Holding Company
     10, 2024
June 10,
Page 3 2024 Page 3
FirstName LastName
         PubCo   s consolidated financial statements and the pro forma
financial statements giving
         effect to the transactions will be prepared in accordance with U.S.
GAAP.
Selected Unaudited Financial Information of HCYC, page 26

12. We note that your selected Statement of Operations data included on pages 26 and 43 includes changes in certain balance sheet items such as accounts receivable, accounts payable and prepaid expenses and current assets. In order to accurately reflect this selected financial information, please revise your disclosure to include these amounts in the Statement of Cash Flows Data as changes in operating assets and liabilities or explain to us why it is appropriate to include this information in the selected Statement of
         Operations data.
Summary of the Proxy Statement/Prospectus, page 26

13. Disclose each permission or approval that you, your subsidiaries, and other entities are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or other entities are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or other entities: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
14. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.
15. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, or other entities and direction of transfer. Quantify any dividends or distributions that a subsidiary or other entity has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries or other entities, to the parent company and U.S.
 Shen Hsu Ming
HCYC Holding Company
June 10, 2024
Page 4
         investors.
16. In one of the opening paragraphs here and in the business section, please include HCYC's revenue and net losses for the most recent audited period to provide a financial snapshot of the company and to balance the disclosure in the summary.
Ownership and Transaction Structure, page 31

17. Please revise the graphics on page 32 and 89 to clearly label which structures represent pre- and post- merger structure, identify what percentage of the combined entity the current shareholders of AlphaTime and HCYC will own after the merger is complete, and improve the legibility of the organizational structure graphics presented.
Summary of Risk Factors, page 39

18. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the registration statement.
         For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Selected Historical Financial Information of HCYC, page 43

19. Please revise the column headers on pages 44, 45, 77, and 78, to properly reflect the pro forma statement of operations rather than the pro forma balance sheet. Forward-Looking Statements, page 46

20.    We note your disclosure on page 46 regarding HCYC   s ability to
implement measures to
FirstName LastNameShen Hsu Ming
       address the material weakness that has been identified. Please revise where appropriate, to
Comapany    NameHCYC
       clearly identify andHolding
                            discussCompany
                                    the nature and timing of the material
weakness(s), any planned
       or implemented
June 10, 2024 Page 4     remediation efforts, and the current status of any
remediation efforts.
FirstName LastName
 Shen Hsu Ming
FirstName  LastNameShen
HCYC Holding    Company Hsu Ming
Comapany
June       NameHCYC Holding Company
     10, 2024
June 10,
Page 5 2024 Page 5
FirstName LastName
Risk Factors, page 48

21. Please add a risk factor to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of
         consecutive    non-inspection years    from three years to two years,
and thus, reduces the
         time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong
Kong.
22. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
23.      Please revise your risk factors and business sections to disclose the
PRC   s regulation of
         insurance businesses and the impact this could potentially have on your business, as applicable, or advise. Specifically, please address any relevant regulation of your business by the China Banking and Insurance Regulatory Commission.
24. Please include a risk factor discussing where the insurance industry currently is in terms of its cyclical nature so that investors may assess the risk.
25. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
The PRC government has significant oversight and discretion, page 59

26. Please revise the last sentence in the first paragraph of the risk factor to remove the words
         "in extreme cases."
Although we believe we are currently not required to obtain approval, page 60

27. We note your disclosure here that you do not believe that you are required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures.
         Please explain how you determined that you are not subject to the Trial Measures requirements. If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, you should explain why. In addition, include disclosure describing the Trial Measures and their applicability to this filing on the cover page.
 Shen Hsu Ming
FirstName  LastNameShen
HCYC Holding    Company Hsu Ming
Comapany
June       NameHCYC Holding Company
     10, 2024
June 10,
Page 6 2024 Page 6
FirstName LastName
If we are deemed to be an investment company under the Investment Company Act, page 69

28. We note your disclosure about the possibility of being deemed to be an investment company under the Investment Company Act. Please disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the
         Investment Company Act.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 76

29. Your pro forma cash and cash equivalents balances, under the maximum redemptions scenario, are negative $3,702,826 and negative $500,000. With reference to applicable
         U.S. GAAP guidance, please tell us why you believe it is appropriate to present a pro forma negative cash balance, rather than a liability. Please also tell us and disclose whether or not the merger will proceed in your maximum redemption scenario given a negative cash (i.e., liability) result and if so, whether you would need to raise additional funds in the maximum redemption scenario.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 77

30. Please revise to include the impact of adjustment (aa), representing the elimination of interest earned on investments held in the trust account, on income
(loss) from continuing
         operations and net income (loss).
Background of Business Combination, page 89

31. Please significantly expand this section to include the following information:
             describe how the target was identified and by whom, and how the negotiations were started and by whom;
             any discussions with the target about the potential loss of clients in the near future or other event that may materially affect the target's prospects or its financial projections for future performance of the business;
             any discussions relating to the assumptions underlying any target projections;
             any discussions about the need to obtain additional financing for the combined company;
             any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger and any pre-existing relationships
             between SPAC sponsors and additional investors, if any;
             any negotiations of any contingent payments to be received by target shareholders or any arrangements whereby any shareholder agrees to waive its redemption rights; and
             revise the timeline of the business combination subsection starting on page 91 to identify the persons and parties you are referring to and the pricing of LOIs and other merger discussions.
32. We note your discussion of the conflicts of interest between you, your founders, and affiliates of your founders on pages 130 through 132. Please revise the background of
 Shen Hsu Ming
HCYC Holding Company
June 10, 2024
Page 7
         business combination section to clarify how your board considered these conflicts in negotiating and recommending the business combination.
Fairness Opinion of AlphaTIme's Financial Advisor, page 96

33. Please revise to state that the fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.
34. Please disclose whether or not the financial advisor relied on any financial projections in analyzing the transaction and rendering the opinion.
Reasons for AlphaTime Board's Approval of the Business Combination, page 96

35. We note your enumeration of different factors the board of AlphaTime considered in approving the business combination. Please provide additional disclosure that explains how each factor supports the board's recommendation.
HCYC's Reasons for the Combination and Recommendation of the HCYC Board of Directors, page 99

36.      We note your disclosure on page 100 and the stipulation in Section
8.11 of the merger
         agreement that HCYC and AlphaTime agreed that "during the interim period following the execution of the Merger Agreement, both parties shall use their reasonable best efforts to obtain transaction financing in the aggregate amount of at least US$3,750,000." We also note that the merger agreement refers to this arrangement as the "PIPE Investment
         Procured by Company." Please tell us the status of any PIPE financing, if any, and revise your disclosure accordingly.
The Adjournment Proposal, page 110

37. Please revise your disclosure in this section to reflect that discretionary authority may not be exercised to vote in favor of the adjournment proposal. Conflict of Interests, page 130

38. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Underwriting Agreement, page 138

39. We note that a part of the IPO underwriting commission was deferred. Please disclose whether the underwriter performed additional services for the parties of the merger
FirstName LastNameShen Hsu Ming
       agreement after the SPAC's IPO and if the deferral was conditioned on completion of a
Comapany   NameHCYC
       business          Holding
                combination.        Company
                               If the underwriter performed additional services
after the SPAC
       IPO,
June 10,    please
         2024 Pagealso
                    7 quantify the fees payable for such services or advise. FirstName LastName
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FirstName  LastNameShen
HCYC Holding    Company Hsu Ming
Comapany
June       NameHCYC Holding Company
     10, 2024
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Industry Overview, page 141

40. We note your disclosure that the Frost & Sullivan industry report was commissioned by you and independently prepared for you in connection with this offering. Please file Frost
         & Sullivan's consent as an exhibit to this registration statement. Refer to Rule 436 of the
         Securities Act of 1933.
Hong Kong's Insurance Penetration Rate, page 144

41. Please update the information in this section because the information for year 2022 already appears to be outdated, or advise. In addition, please state as management's belief that "the growth rate of Hong Kong's GDP will be higher than the growth rate of insurance premiums" on page 144 or remove this statement.
Analysis of Hong Kong's Political, Economic, Social, and Technological Factors, page 145

42. Please explain what you mean by the statement that "[a]t present, the insurance regulatory system in Hong Kong has transitioned from industry self-regulation to autonomous regulation."
Business of HCYC, page 146

43. Please significantly revise the business section to provide a comprehensive description of
         HCYC's business. Specifically, address the following:
             explain what you mean by your "legacy-light organization and customer-led strategy position";
             explain your references to "reinsurance" and, if you are involved in the reinsurance business, revise significantly to describe it in detail in the business section;
             explain how you provide services to clients, such as through an online platform or otherwise;
             revise the section titled "Insurance Products Sourced by HCYC" on page 151 to describe in detail each of the three listed types of insurance;
and
             explain what makes your approach "innovative" on page 150.
44. Please revise to include a brief description of material regulations applicable to HCYC.
         Refer to Item 4.B.8. of Form 20-F.
Customer-led Service Strategy, page 147

45. We note your disclosure describing the insurance pain points when you acquired the
         Company in 2020 and briefly describing the customer-led service strategy adopted to address these challenges. Please revise your disclosure to explain in more detail how you addressed these service pain points and how the current model differs from that when the
         Company was acquired in 2020. Provide specific examples of how things such as product offerings, marketing strategies, purchase and claims processes, and customer service have changed compared to 2020.
 Shen Hsu Ming
FirstName  LastNameShen
HCYC Holding    Company Hsu Ming
Comapany
June       NameHCYC Holding Company
     10, 2024
June 10,
Page 9 2024 Page 9
FirstName LastName
Fast-growing Life Insurance Brokerage Firm Capturing Growth Opportunities in an International
Hub of Asia: Hong Kong, page 148

46. We note your disclosure that after approximately thirteen years of operation, you believe your brand awareness and marketing capabilities are recognized in the Hong Kong insurance industry. Please revise your disclosure to provide a more balanced discussion of your brand awareness and capabilities in the Hong Kong Insurance industry considering your disclosure on page 147 that when you acquired the Company in 2020, you found that underserved customers were offered complex, standard and jargon-laced products through aggressive marketing.
Customers, page 149

47. We note your disclosure here that "[f]or the year ended March 31, 2023, two customers
         accounted for approximately 50.2% and 41.2% of the Company   s total
revenue.... For the
         year ended March 31, 2022, three customers accounted for approximately 62.0%, 20.9%
         and 12.8% of the Company   s total revenue." Please identity these
customers and, to the
         extent you are substantially dependent on contracts with them, describe the material terms of such contracts and file the contracts as exhibits to your registration statement. In addition, add risk factor disclosure to address material risks to investors.
48. Based on your disclosure on page 149, it appears that two customers accounted for 91.4%
         of your total revenue in fiscal year ended March 31, 2023. As such, please describe how you define "customers" to clarify your disclosure on page 150 that you have "over 2,500 customers."
Pubco's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 160

49. Please revise here, or where appropriate, to discuss your key performance indicators (if any) for each period presented and to explain the underlying reasons for any significant changes in these performance indicators.
Overview, page 160

50. Please revise your disclosure here, and in the business section, to discuss the primary types of insurance products, the related industry sectors and the typical duration of such policies.
51. Please revise to discuss your process for revenue flows. Address the following:
             provide a brief description of your sales channels, for example web sales and/or salesforce etc.;
             explain your typical sales process elaborating on how and when each sale is recognized by the actual insurer and when your commission is remitted; and
             discuss whether or not there are any scenarios where the insurer may claw back any commissions previously paid.
 Shen Hsu Ming
FirstName  LastNameShen
HCYC Holding    Company Hsu Ming
Comapany
June       NameHCYC Holding Company
     10, 2024
June 10,
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FirstName LastName
52. Please revise to discuss the process by which you acquire new insurer partners and lose or potentially lose insurer partners. For instance, discuss whether your insurer partners can terminate your sales arrangements at any time, or if there is a notice period. Also discuss the frequency with which commission rates are negotiated and determined with your insurer partners and what factors influence such negotiations.
53. We note your disclosure that you act as an insurance broker for insurance products of many large insurance companies in Hong Kong. Please revise here and in the business section to name these insurers and discuss any concentrations. Productivity of Distribution Network, page 160

54. Please revise to clearly state whether all sales have been generated by the independent agent network. If all sales have not been generated by the independent agent network, revise to quantify the percentage of sales generated by the independent agent network, and by any other means, for each period presented within your financial statements.
Results of Operations
Revenues, page 161

55. Please revise your disclosure on pages 161 and 162 to disaggregate the number of insurance policies facilitated by first year and renewals similar to your presentation of revenues on pages 160 and 162.
56. We note your disclosure that the increase in revenues was due to the removal of pre-
         departure and post-arrival quarantines from mainland China to Hong Kong, which increased the insurance policy buyers that you serve. Please revise your disclosure to better describe why the removal of quarantine requirements resulted in such a material increase in insurance policy buyers that you serve and the number of insurance policies facilitated.
57. We note your disclosure on pages F-26 and F-37 that first year commissions are normally calculated as a percentage (which varies depending on the type of insurance products involved) of the premium to the insurance companies from sales facilitated by you in respect of an insurance product. Please revise your disclosure on pages 161 and 162, or elsewhere, to disclose the range of commission fee percentage and the weighted average commission fee percentage, by type of insurance product, for each period presented thereby allowing an investor to use this information along with other key operating metrics to better understand and evaluate fluctuations in first year commission revenue and any trends that could impact future earnings.
58. We note your disclosure on pages F-26 and F-37 that renewal commissions are determined by multiplying a pre-agreed charge rate with renewal premiums actually paid by the policyholders. Please revise your disclosure on pages 161 and 162, or elsewhere, to disclose the range of charge rates and the weighted average charge rate, by type of insurance product, for each period presented thereby allowing an investor to use this
 Shen Hsu Ming
HCYC Holding Company
June 10, 2024
Page 11
         information along with other key operating metrics to better understand and evaluate fluctuations in renewal commission revenue and any trends that could impact future earnings.
59. Please revise your disclosure to discuss the importance of retention/renewal of existing policies for future growth and consider including a metric which identifies the number of policies which were renewed in the year following initial issuance. Cost of Revenues, page 161

60. Please revise your disclosure on pages 161 and 162 to clarify whether all of cost of revenues is attributable to referral fees paid to independent agents, or whether a portion thereof is derived from any other source.
61. We note your disclosure that you engage in referrer agreements with each referrer and pay a referral fee to such referrer if a customer that is introduced to them purchases a product from one of the agencies you partner with. Please revise your disclosure to better explain the material terms of these arrangements, including how the referral fee is structured and calculated. Please also disclose the average and range of referral fees, by product, for each period presented.
General and Administrative Expenses, page 161

62. Please revise to provide a breakdown of general and administrative expenses by category accompanied by an enhanced discussion of material changes in any of these components.
Operating Activities, page 163

63. We note your disclosure that the changes in operating assets and liabilities include an increase of $463,331 in accounts payable and an increase of $361,164 in accounts receivable. Please revise your disclosure to describe the nature of the accounts payable and accounts receivable and to include an enhanced discussion describing the period-to-
         period fluctuations in these balance sheet items.
Experts, page 179

64. We note your disclosure that the filing includes the combined and consolidated financial statements of HCYC Group Company Limited and its subsidiaries as of December 31,
FirstName LastNameShen Hsu Ming
       2022 and 2021 and for each of the three years in the period ended December 31, 2022,
Comapany
       whichNameHCYC     Holding
             is inconsistent      Company
                             with the actual consolidated financial statements
that are included
       beginning
June 10, 2024 Pageon11
                     page F-20. Please revise your disclosure accordingly. FirstName LastName
 Shen Hsu Ming
FirstName  LastNameShen
HCYC Holding    Company Hsu Ming
Comapany
June       NameHCYC Holding Company
     10, 2024
June 10,
Page 12 2024 Page 12
FirstName LastName
HCYC Group Company Limited Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Accounts Receivable, net, page F-25

65. Please revise your disclosure here and on page F-36, or in MD&A, to include an enhanced discussion describing the nature of the accounts receivable and to include credit quality data (e.g., aging analysis, charge-offs, etc.) for each period presented.
Note 5. Long Term Equity Investment, page F-29

66. Please revise your disclosure to include the purchase and sale price of the investment in
         US$ in addition to the already disclosed HKD.
Note 7. Taxes, page F-30

67. We note your disclosure within Note 7 on page F-30 and within Note 5 on page F-41
         regarding "Deferred tax assets derived from net operating loss (   NOL
  ) carry forwards
         and deferred revenue." However, we do not see any deferred revenue reflected within your balance sheet. Please tell us whether and how you recognize deferred revenue (if any) and where it is reflected within your balance sheet. If deferred revenue is significant, or expected to be so, consider addressing it within your summary of significant accounting policies.
Part II
Item 21. Exhibits and Financial Statement Schedules, page II-1

68. Based on the legend included on page II-4 it appears that you may be planning to file some exhibits with redactions. However, none of the exhibits in the current exhibit index are marked with the redacted exhibits legend. Please revise as applicable or remove the redacted exhibits legend.
69. We note your disclosure on page 178 referencing opinion of Celine & Partners, PLLC.
         Please file this law firm's consent or advise why it is not included in the exhibit index.
Signatures, page II-7

70. Based on disclosure on page 154 it appears that HCYC's current Chief Executive Officer and sole director is Ms. Ding Xiameng. Please tell us why the registration statement is signed by Shen Hsu Ming as Chief Executive Officer and sole director, and Chia Hui Hwa as Chief Financial Officer.
 Shen Hsu Ming
FirstName  LastNameShen
HCYC Holding    Company Hsu Ming
Comapany
June       NameHCYC Holding Company
     10, 2024
June 10,
Page 13 2024 Page 13
FirstName LastName
       Please contact Lory Empie at 202-551-3714 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact
Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Michael J. Blankenship, Esq.